Exhibit 99.1

NICE Reports Record Revenues and EPS for the Fourth Quarter 2014

Fourth Quarter 2014 Revenues Increase 9%
Fourth Quarter 2014 Non-GAAP Earnings Per Share Increase 36%

Ra’anana, Israel, February 5, 2015 - NICE Systems (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 non-GAAP Financial Highlights:

•	Record revenues of $294 million, up 9% year-over-year
•	Record operating margin of 25%, up from 20% last year
•	Record fully diluted earnings per share of $1.02, up 36% year-over-year
•	Cash from operations of $64 million

Full Year 2014 non-GAAP Financial Highlights:

•	Record revenues of $1.012 billion
•	Record operating margin of 20%
•	Record fully diluted earnings per share of $2.85
•	Record cash from operations of $182 million

“I’m pleased to report a very strong finish to the year in which we reported 9% organic growth in fourth quarter revenues and a strong improvement in the operating margin that reached 25% for the fourth quarter,” said Barak Eilam, CEO of NICE.  “For the full year 2014, we achieved two major financial milestones for the Company: our revenue crossed
$1 billion and operating margin reached 20%. We owe these strong results to a combination of the continued growth in our analytic solutions and the successful execution of our operational plan that we put in place earlier this year. This plan is to improve the business through flawless execution to drive growth in an efficient, effective, and profitable manner.”

Mr. Eilam continued, “As we head into 2015, we believe we are well positioned to further execute on our plans.  We are centered on product leadership and go-to-market expansion, we are moving products faster to the market, and profitability remains high on our agenda.  We will continue to help organizations in their efforts to serve people in three critical domains: protecting people’s money, ensuring their safety and improving their experiences. Each of these domains represents a large addressable market, and, combined with our leadership position, presents a significant opportunity for us in 2015 and beyond."

Dividend Declaration

The company declared a cash dividend for the fourth quarter of 2014 of $0.16 per share. The record date will be February 18th, 2015 and the payment date will be March 4th, 2015. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2014 non-GAAP total revenues were a record $294.2 million, up 8.6% from $271.0 million for the fourth quarter of 2013. Non-GAAP total revenues for the full year 2014 increased 6.5% to $1,012.4 million compared to $951.0 million for the full year 2013.

Gross Profit: Fourth quarter 2014 non-GAAP gross profit and non-GAAP gross margin were a record of $207.0 million and 70.3%, respectively, compared to $180.1 million and 66.5%, respectively, for the fourth quarter of 2013. Full year 2014 non-GAAP gross profit and non-GAAP gross margin increased to $675.3 million and 66.7%, respectively, compared to $632.4 million and 66.5%, respectively, for the same period last year.

Operating Income: Fourth quarter 2014 non-GAAP operating income and non-GAAP operating margin were a record $72.7 million and 24.7%, respectively, compared to $53.6 million and 19.8%, respectively, for the fourth quarter of 2013. Full year 2014 non-GAAP operating income and non-GAAP operating margin increased to $202.5 million and 20.0%, respectively, compared to $183.2 million and 19.3%, respectively, for the full year 2013.

Net Income: Fourth quarter 2014 non-GAAP net income and non-GAAP net margin were a record of $61.6 million and 20.9%, respectively, compared to $46.2 million and 17.0%, respectively, for the fourth quarter of 2013. Full year 2014 non-GAAP net income and non-GAAP net margin increased to $173.5 million and 17.1%, respectively, compared to $159.5 million and 16.8%, respectively, for the same period last year.

Fully Diluted Earnings Per Share: Fourth quarter 2014 non-GAAP fully diluted earnings per share increased to a record $1.02, up 36% compared to $0.75 for the fourth quarter of 2013. Full year 2014 non-GAAP fully diluted earnings per share increased to $2.85, up 10.5% from $2.58 for the full year 2013.

GAAP Financial Highlights for the fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2014 total revenues increased 8.8% to $294.1 million compared to $270.2 million for the fourth quarter of 2013. Full year 2014 total revenues increased 6.6% to $1,011.6 million compared to $949.3 million for the full year 2013.

Gross Profit: Fourth quarter 2014 gross profit and gross margin increased to $198.3 million and 67.4%, respectively, from $167.7 million and 62.1%, respectively, for the fourth quarter of 2013. Full year 2014 gross profit and gross margin increased to $636.1 million and 62.9%, respectively, from $584.3 million and 61.6%, respectively, for the same period last year.

Operating Income: Fourth quarter 2014 operating income and operating margin increased to $57.9 million and 19.7%, respectively, from $26.0 million and 9.6%, respectively, for the fourth quarter of 2013. Full year 2014 operating income and operating margin increased to $111.8 million and 11.1%, respectively, compared to $79.8 million and 8.4%, respectively, for the full year 2013.

Net Income: : Fourth quarter 2014 net income and net margin increased to $50.1 million and 17.0%, respectively, compared to $24.2 million and 9.0%, respectively, for the fourth quarter of 2013. Full year 2014 net income and net margin increased to $103.1 million and 10.2%, respectively, compared to $55.3 million and 5.8%, respectively, for the full year 2013.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2014 was $0.83 compared to $0.39 for the fourth quarter of 2013. Fully diluted earnings per share for the full year 2014 were $1.69 compared to $0.89 for the full year 2013.

Operating Cash Flow and Cash Balance: Fourth quarter 2014 operating cash flow was $64.2 million. Full year cash from operation reached $182.3 million. In the fourth quarter, $12.7 million was used for share repurchases and $9.4 million for dividends. As of December 31, 2014, total cash and cash equivalents, short term investments and marketable securities were $500.0 million, with no debt.

First Quarter and Full Year 2015 Guidance:

First Quarter 2015: First quarter 2015 non-GAAP total revenues are expected to be in a range of $240 million to $248 million. First quarter 2015 non-GAAP fully diluted earnings per share are expected to be in a range of $0.66 to $0.72

Full Year 2015: Full year 2015 non-GAAP total revenues are expected to be in a range of $1,065 million to $1,085 million. Full year 2015 non-GAAP fully diluted earnings per share are expected to be in a range of $3.06 to $3.20.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 5th, 2015 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 311 956 48. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 92394574.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, certain business combination accounting entries, equity gains, settlement and related expenses, tax settlement and “trapped profits” release one-time payment and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE

NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$132,035	$116,663	$388,357	$377,558
Services	162,082	153,556	623,282	571,726
Total revenue	294,117	270,219	1,011,639	949,284

Cost of revenue:
Product	28,907	32,687	116,741	117,833
Services	66,862	69,847	258,842	247,115
Total cost of revenue	95,769	102,534	375,583	364,948

Gross profit	198,348	167,685	636,056	584,336

Operating Expenses:
Research and development, net	38,068	38,966	148,560	136,563
Selling and marketing	78,016	71,839	264,207	248,618
General and administrative	20,435	23,838	85,602	88,304
Amortization of acquired intangible assets	3,926	6,705	20,310	30,571
Restructuring expenses	-	316	5,552	527
Total operating expenses	140,445	141,664	524,231	504,583

Operating income	57,903	26,021	111,825	79,753

Finance and other income, net	1,075	917	3,200	3,927

Income before taxes on income	58,978	26,938	115,025	83,680
Taxes on income	8,903	2,722	11,950	28,405

Net income	$50,075	$24,216	$103,075	$55,275

Basic earnings per share	$0.85	$0.40	$1.74	$0.92

Diluted earnings per share	$0.83	$0.39	$1.69	$0.89

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	58,951	60,315	59,362	60,388
Diluted earnings per share	60,551	61,757	60,895	61,830

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2014	2013	2014	2013
GAAP revenues	$294,117	$270,219	$1,011,639	$949,284
Valuation adjustment on acquired deferred product revenue	-	349	-	466
Valuation adjustment on acquired deferred service revenue	117	389	794	1,221
Non-GAAP revenues	$294,234	$270,957	$1,012,433	$950,971

GAAP cost of revenue	$95,769	$102,534	$375,583	$364,948
Amortization of acquired intangible assets on cost of product	(7,258)	(9,243)	(32,611)	(37,452)
Amortization of acquired intangible assets on cost of services	-	(977)	(327)	(3,924)
Valuation adjustment on acquired deferred cost of services	-	-	-	18
Cost of product revenue adjustment (1,2,4)	(195)	(176)	(720)	(582)
Cost of services revenue adjustment (1,2)	(1,049)	(1,300)	(4,799)	(4,409)
Non-GAAP cost of revenue	$87,267	$90,838	$337,126	$318,599

GAAP gross profit	$198,348	$167,685	$636,056	$584,336
Gross profit adjustments	8,619	12,434	39,251	48,036
Non-GAAP gross profit	$206,967	$180,119	$675,307	$632,372

GAAP operating expenses	$140,445	$141,664	$524,231	$504,583
Research and development (1,2,3)	(767)	(1,153)	(2,840)	(3,093)
Sales and marketing (1,2,3)	(2,984)	(3,919)	(13,558)	(10,984)
General and administrative (1,2)	(2,458)	(2,599)	(12,849)	(8,627)
Amortization of acquired intangible assets	(3,926)	(6,705)	(20,310)	(30,571)
Acquisition related expenses (4)	4,002	-	3,782	(1,091)
Settlement and related expenses	(75)	(497)	(75)	(497)
Restructuring expenses	-	(316)	(5,552)	(527)
Non-GAAP operating expenses	$134,237	$126,475	$472,829	$449,193

GAAP finance & other income, net	$1,075	$917	$3,200	$3,927
Acquisition related expenses (4)	-	-	-	126
Amortization of an investment in affiliate	401	-	762	-
Equity Gains	(198)	-	(198)	-
Non-GAAP finance & other income, net	$1,278	$917	$3,764	$4,053

GAAP taxes on income	$8,903	$2,722	$11,950	$28,405
"Trapped profits" one time payment and tax settlement	-	-	-	(19,189)
Tax adjustments re non-GAAP adjustments	3,557	5,661	20,791	18,511
Non-GAAP taxes on income	$12,460	$8,383	$32,741	$27,727

GAAP net income	$50,075	$24,216	$103,075	$55,275
Valuation adjustment on acquired deferred revenue	117	738	794	1,687
Valuation adjustment on acquired deferred cost of services	-	-	-	(18)
Amortization of acquired intangible assets	11,184	16,925	53,248	71,947
Share-based compensation (1)	7,219	8,333	29,821	26,307
Re-organization expenses (2)	234	814	4,945	1,367
Acquisition related compensation expense (3)	-	-	-	17
Acquisition related expenses (4)	(4,002)	-	(3,782)	1,221
Restructuring expenses	-	316	5,552	527
Amortization of an investment in affiliate	401	-	762	-
Equity Gains	(198)	-	(198)	-
Settlement and related expenses	75	497	75	497
Tax settlement and "trapped profits" release one time payment	-	-	-	19,189
Tax adjustments re non-GAAP adjustments	(3,557)	(5,661)	(20,791)	(18,511)
Non-GAAP net income	$61,548	$46,178	$173,501	$159,505

GAAP diluted earnings per share	$0.83	$0.39	$1.69	$0.89

Non-GAAP diluted earnings per share	$1.02	$0.75	$2.85	$2.58

Shares used in computing GAAP diluted earnings per share	60,551	61,757	60,895	61,830

Shares used in computing Non-GAAP diluted earnings per share	60,551	61,757	60,895	61,830

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
	Quarter ended		Year to date
	December 31,		December 31,
	2014	2013	2014	2013
Cost of product revenue	$(195)	$(176)	$(720)	$(573)
Cost of service revenue	(1,012)	(1,182)	(4,126)	(4,168)
Research and development	(767)	(1,153)	(2,782)	(3,080)
Sales and marketing	(3,012)	(3,283)	(12,967)	(10,037)
General and administrative	(2,233)	(2,539)	(9,226)	(8,449)
	$(7,219)	$(8,333)	$(29,821)	$(26,307)

(2)	Re-organization expenses
	Quarter ended		Year to date
	December 31,		December 31,
	2014	2013	2014	2013
Cost of product revenue	$-	$-	$-	$(5)
Cost of service revenue	(37)	(118)	(673)	(241)
Research and development	-	-	(58)	-
Sales and marketing	28	(636)	(591)	(943)
General and administrative	(225)	(60)	(3,623)	(178)
	$(234)	$(814)	$(4,945)	$(1,367)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		December 31,		December 31,
		2014	2013	2014	2013
	Research and development	$-	$-	$-	$(13)
	Sales and marketing	-	-	-	(4)
		$-	$-	$-	$(17)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2014	2013	2014	2013
	Cost of product revenue	$-	$-	$-	$(4)
	Research and development	-	-	-	(109)
	Sales and marketing	-	-	(9)	(105)
	General and administrative	4,002	-	3,791	(877)
	Other expense, net	-	-	-	(126)
		$4,002	$-	$3,782	$(1,221)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$50,075	$24,216	$103,075	$55,275
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16,146	22,174	73,349	91,355
Stock based compensation	7,219	8,334	29,814	26,307
Excess tax benefit from share-based payment arrangements	(522)	(809)	(1,205)	(1,172)
Amortization of premium and discount and accrued interest on marketable securities*	455	717	2,071	4,234
Deferred taxes, net	(13,877)	(2,877)	(27,785)	(17,275)
Changes in operating assets and liabilities:
Trade Receivables	(12,685)	(30,900)	4,807	(34,569)
Other receivables and prepaid expenses	2,054	1,877	2,283	(2,084)
Inventories	581	1,851	(327)	472
Trade payables	(6,194)	1,540	(13,781)	5,057
Accrued expenses and other current liabilities	41,355	23,818	9,335	1,782
Deferred revenue	(18,281)	(2,788)	3,424	(4,551)
Other*	(2,166)	(602)	(2,791)	(556)

Net cash provided by operating activities	64,160	46,551	182,269	124,275

Investing Activities

Purchase of property and equipment	(3,909)	(4,930)	(16,759)	(20,289)
Proceeds from sale of property and equipment	1	40	37	63
Purchase of Investments	(38,447)	(2,807)	(143,688)	(206,385)
Proceeds from Investments	55,774	18,853	153,141	217,734
Capitalization of software development costs	(204)	(223)	(908)	(1,038)
Payments for business acquisitions, net of cash acquired	-	(2,830)	(906)	(24,191)
Proceeds upon the realization of investment in an affiliate	-	95	-	683

Net cash provided by (used in) investing activities	13,215	8,198	(9,083)	(33,423)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	14,020	10,994	29,526	38,381
Purchase of treasury shares	(12,689)	(39,882)	(94,267)	(79,447)
Dividends paid	(9,441)	(9,661)	(38,142)	(29,010)
Excess tax benefit from share-based payment arrangements	522	809	1,205	1,172

Net cash used in financing activities	(7,588)	(37,740)	(101,678)	(68,904)

Effect of exchange rates on cash and cash equivalents	(1,227)	(414)	(3,556)	(999)

Net change in cash and cash equivalents	68,560	16,595	67,952	20,949
Cash and cash equivalents, beginning of period	118,937	102,950	119,545	98,596

Cash and cash equivalents, end of period	$187,497	$119,545	$187,497	$119,545

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2014	2013
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$187,497	$119,545
Short-term investments	65,744	82,826
Trade receivables	181,605	189,323
Other receivables and prepaid expenses	34,041	39,849
Inventories	13,375	13,448
Deferred tax assets	24,174	15,625

Total current assets	506,436	460,616

LONG-TERM ASSETS:
Long-term investments	246,721	240,782
Other long-term assets	38,541	33,253
Property and equipment, net	41,875	44,343
Other intangible assets, net	113,740	170,125
Goodwill	694,778	707,939

Total long-term assets	1,135,655	1,196,442

TOTAL ASSETS	$1,642,091	$1,657,058

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,910	$25,962
Deferred revenues and advances from customers	145,250	144,536
Accrued expenses and other liabilities	221,086	213,693

Total current liabilities	378,246	384,191

LONG-TERM LIABILITIES:
Deferred tax liabilities	23,882	37,841
Other long-term liabilities	26,507	30,230

Total long-term liabilities	50,389	68,071

SHAREHOLDERS' EQUITY	1,213,456	1,204,796

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,642,091	$1,657,058